November 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, DC 20549
Re:	Marwynn Holdings, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 26, 2024

CIK No. 0002030522

Dear Sir/Madam:

On behalf of Marwynn Holdings, Inc. (the “Company”), we are responding to the Staff’s comment letter dated October 22, 2024, related to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1

Corporate History and Structure, page 3

1.	We note your revised disclosure on page 47 in response to prior comment 5. Please make similar revisions to Note 9 - Loans Payable in your Notes to Consolidated Financial Statements.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosure to Note 9- Loans Payable in the Notes to Consolidated Financial Statements on page F-21 of Amendment No. 2 to Draft Registration Statement accordingly.

Business

Indoor Home Improvement Solutions, page 59

2.	We note your response to prior comment 13. You state assembly is part of employees’ daily job duties, and there is no additional cost for assembly other than employees’ regular salary, which are recorded in G&A expenses. The cost basis of inventory should include all expenditures and charges directly or indirectly incurred in bringing an article (of inventory) to its existing condition and location prior to sale. This includes materials, labor, variable production overheads, and an allocation of fixed overheads. General and administrative expenses are period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges). Refer to ASC 330-10-30-1 to 30-8. We believe you should reassess your accounting for the cost basis of your inventory and, therefore, cost of revenue to ensure it includes appropriate amounts of assembly labor and overhead.

RESPONSE: We respectively acknowledge the Staff’s comments, and the Company advises the Staff the following:

We note that ASC 330-10-30-1 through ASC 330-10-30-8 indicates that variable production overhead costs should be allocated to each unit of production on the basis of actual use of the production facilities. The allocation of fixed production overhead costs, however, is required to be based on the “normal capacity” of the production facilities, which is defined as the production expected to be achieved over a number of periods under normal circumstances. The range of normal capacity will vary based on business and industry factors, and a reporting entity will need to apply judgment to determine what constitutes normal capacity for the relevant production facility. Unallocated overheads shall be recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost. Judgment is required to determine what represents an abnormally low production level and an abnormal amount of production costs.

U.S. Securities and Exchange Commission

November 4, 2024

Based on the Staff’s comment, we have reassessed our accounting for the cost basis of the inventory and would advise the Staff that our assembling costs are not within the meaning of “normal capacity”, and therefore are not included in our inventory cost basis and cost of revenue for the years ended April 30, 2024 and 2023, due to the following reasons:

The majority of our customers purchase bulk boards without requesting assembly services. Occasionally, we offer assembly service to certain customers as a value-added service solely for marketing purposes to attract customers to place the orders with us. We don’t separately charge the customers for assembly services. Sales of indoor home improvement products and related assembly services are not distinct in the context of our contract with the customers, because they are inputs to deliver the combined output of delivering the products to the customers. Therefore, sales of indoor home improvement products and assembly services are identified as a single performance obligation.

Most of our warehouse employees undertake multiple tasks in a cost-effective manner. Their multiple job responsibilities include handling raw materials receiving and processing for incoming products, picking and filling orders from stock, managing, organizing and retrieving stock in the warehouse to get the home improvement products ready to be shipped and delivered to the customers and occasionally providing assembly service to certain customers upon their specific request. We have not charged our customers separately for assembly services and we did not designate specific warehouse employees to handle the assembly tasks upon customer request. Any warehouse employee can do the easy assembly work upon customer request.  It was impractical for us to accurately split or allocate assembly labor costs to inventory and cost of revenue, and we expected that the labor costs would not be a material amount even if split by estimate.

Based on the above factors, due to the limited number of requests for assembly services by our customers, management believes that providing any theoretical breakdown of total timing between normal warehouse functions and assembly services for each reporting period would not be practical or necessary.

As our business grows, when more customers require assembly services, we will designate specific employees for providing assembly services and accordingly separate the labor costs and overhead associated with the assembly function and allocate the appropriate amounts of assembly labor and overhead costs into cost basis of the inventory and cost of revenue, if applicable.

In response to the Staff’s comments, the Company has revised its disclosure on page F-12, F-37, page 56 and under “Our Products” on page 66 of Amendment No. 2 to Draft Registration Statement accordingly.

U.S. Securities and Exchange Commission

November 4, 2024

Consolidated Financial Statements, page F-1

3.	Please update your financial statements in accordance with Rule 8.08 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the financial statements included in Amendment No. 2 to Draft Registration Statement on Form S-1 has been updated to reflect the Staff’s comment.

Part II - Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

4.	We note your response and the exhibit filed in response to prior comment 19. Please also revise your disclosure in the registration statement to identify the individual investors with whom you entered into subscription agreements.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page II-2 to more clearly identify the class of persons to whom the securities were sold under the subscription agreements.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp